EXHIBIT 21.1

       Subsidiaries of Developed Technology Resource, Inc.


FoodMaster International LLC
     Developed Technology Resource, Inc. is a 30% owner of this Delaware joint venture.


SXD Inc.
     Developed Technology Resource, Inc. owns 100% of the capital stock of this Minnesota Corporation.

Phygen Inc.
     Developed Technology Resource, Inc. owns 10% of the capital stock of this Minnesota Corporation.